Ms. Mara Ransom

Office Chief

Office of Trade & Services

Division of Corporation Finance

US Securities and Exchange Commission

Washington, D.C. 20549

March 12, 2021

Re:	Piestro, Inc.
Amended Offering Statement on Form 1-A
Filed March 3, 2021
File No. 024-11315

Dear Ms. Ransom:

On behalf of Piestro, Inc., I hereby request qualification of the above-referenced offering statement at 2:00pm, Eastern Time, on Wednesday, March 17, 2021, or as soon thereafter as is practicable.

Sincerely,

/s/ Massimo Noja de Marco
Massimo Noja de Marco
Chief Executive Officer
Piestro, Inc.

cc: Andrew Stephenson

CrowdCheck Law LLP